SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)
(Amendment No. 13)
EMERITUS CORPORATION
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
291005106
(CUSIP Number of Class of Securities)

Richard A. Petrocelli Saratoga Management Company LLC 535 Madison Avenue New York, New York 10022 (212) 906-7000	with a copy to:	Andrew Bor Perkins Coie LLP 1201 Third Avenue, 49th Floor Seattle, Washington 98101 (206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D
CUSIP No. 291005 10-6	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Saratoga Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,077,343 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 3,077,343 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,077,343 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes securities directly owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC. See Item 5.

(2)	The percentage is based on 45,116,392 shares of Common Stock outstanding as of September 26, 2012.

SCHEDULE 13D
CUSIP No. 291005 10-6	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Saratoga Coinvestment IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,077,343 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 3,077,343 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,077,343 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes securities directly owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC. See Item 5.

(2)	The percentage is based on 45,116,392 shares of Common Stock outstanding as of September 26, 2012.

SCHEDULE 13D
CUSIP No. 291005 10-6	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Saratoga Associates IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,077,343 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 3,077,343 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,077,343 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes securities directly owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC. See Item 5.

(2)	The percentage is based on 45,116,392 shares of Common Stock outstanding as of September 26, 2012.

SCHEDULE 13D
CUSIP No. 291005 10-6	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Saratoga Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,077,343 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 3,077,343 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,077,343 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes securities directly owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC. See Item 5.

(2)	The percentage is based on 45,116,392 shares of Common Stock outstanding as of September 26, 2012.

SCHEDULE 13D
CUSIP No. 291005 10-6	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON John P. Birkelund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 80,612
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,993,870 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 80,612
WITH	10	SHARED DISPOSITIVE POWER 2,993,870 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,074,482 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Rows 8 and 10 represent securities directly owned by Saratoga Partners IV, L.P. and Row 11 includes securities directly owned by the Reporting Person and Saratoga Partners IV, L.P. See Item 5.

(2)	The percentage is based on 45,116,392 shares of Common Stock outstanding as of September 26, 2012.

SCHEDULE 13D
CUSIP No. 291005 10-6	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Christian L. Oberbeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 53,840
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,077,343 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 56,081
WITH	10	SHARED DISPOSITIVE POWER 3,077,343 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,131,183 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Rows 8 and 10 represent securities directly owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC and Row 11 includes securities directly owned by the Reporting Person, Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC.  See Item 5.

(2)	The percentage is based on 45,116,392 shares of Common Stock outstanding as of September 26, 2012.

SCHEDULE 13D
CUSIP No. 291005 10-6	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Charles P. Durkin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 135,650
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,993,870 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 135,650
WITH	10	SHARED DISPOSITIVE POWER 2,993,870 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,129,520 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Rows 8 and 10 represent securities directly owned by Saratoga Partners IV, L.P. and Row 11includes securities directly owned by the Reporting Person and Saratoga Partners IV, L.P. See Item 5.

(2)	The percentage is based on 45,116,392 shares of Common Stock outstanding as of September 26, 2012.

CUSIP No. 291005 10-6	Page 9 of 14 Pages

Item 1.	Security and Issuer.

This Schedule 13D amendment relates to 3,347,446 shares of common stock, $.0001 per share (the "Common Stock"), of Emeritus Corporation (the "Company") owned by the entities and individuals as set forth under Item 5.

The principal executive offices of the Company are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121.

Item 2.	Identity and Background.

This Schedule 13D amendment is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Saratoga Partners IV, L.P. (“Saratoga Partners”); (2) Saratoga Coinvestment IV LLC (“Saratoga Coinvestment”); (3) Saratoga Associates IV LLC (“Saratoga Associates”); (4) Saratoga Management Company LLC (“Saratoga Management”); (5) John P. Birkelund ("Mr. Birkelund"); (6) Charles P. Durkin, Jr. ("Mr. Durkin"); and (7) Christian L. Oberbeck ("Mr. Oberbeck").

Saratoga Partners is a Delaware limited partnership which makes investments for long-term appreciation.  Saratoga Associates is the General Partner of Saratoga Partners.  Saratoga Associates has appointed Saratoga Management as the Manager of Saratoga Partners.  Saratoga Management along with Saratoga Associates makes all of the management and investment decisions on behalf of Saratoga Partners.

Saratoga Coinvestment is a Delaware limited liability company which makes investments for long-term appreciation.  Saratoga Management is the Managing Member of Saratoga Coinvestment and makes all of the management and investment decisions on behalf of Saratoga Coinvestment.

Saratoga Associates is a Delaware limited liability company.  As the General Partner of Saratoga Partners, Saratoga Associates participates in management decisions made on behalf of Saratoga Partners.  Saratoga Associates is managed by an Executive Committee.

Saratoga Management is a Delaware limited liability company.  As the Manager of Saratoga Partners, Saratoga Management is responsible for the day to day management of Saratoga Partners and participates in investment decisions made on behalf of Saratoga Partners.  As the Managing Member of Saratoga Coinvestment, Saratoga Management participates in investment decisions made on behalf of Saratoga Coinvestment.  Saratoga Management owns shares directly and is also the attorney in fact and agent for each of Messrs. Birkelund, Durkin and Oberbeck..

John P. Birkelund is a Member of Saratoga Associates.  Mr. Birkelund is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Charles P. Durkin, Jr. is a Member of Saratoga Associates.  Mr. Durkin is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is,

CUSIP No. 291005 10-6	Page 10 of 14 Pages
subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Christian L. Oberbeck is the Managing Member of Saratoga Associates and is a Member of Saratoga Management.  Mr. Oberbeck is a citizen of the United States of America and has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The principal business address of each of the Reporting Persons is 535 Madison Avenue, New York, New York 10022.  The shares and other securities held by each of the Reporting Persons is set forth under Item 5.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 12 to this Schedule 13D, the Reporting Persons had the transactions in Company securities set forth on Exhibit 1 hereto.

Item 4.	Purpose of Transaction.

The Reporting Persons disposed of the Common Stock in the transactions identified above in Item 3 in the ordinary course of investing.

Except as described in this Schedule 13D amendment, as of the date hereof, the Reporting Persons have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Emeritus Corporation.

(a) and (b)

Based on 45,116,392 shares of Common Stock outstanding as of September 26, 2012:

     (i)  Saratoga Partners, Saratoga Coinvestment, Saratoga Associates and Saratoga Management each beneficially own a total of 3,077,343 shares or 6.8% of the outstanding shares of Common Stock of the Company, consisting of 2,993,870 shares owned directly by Saratoga Partners, 78,926 shares owned directly by Saratoga Coinvestment and 4,547 shares owned directly by Saratoga Management.

CUSIP No. 291005 10-6	Page 11 of 14 Pages

     (ii)  Mr. Birkelund beneficially owns a total of 3,074,482 shares or 6.8% of the outstanding shares of Common Stock of the Company, consisting of 80,612 shares owned directly and 2,993,870 shares owned by Saratoga Partners, which is an affiliate of Mr. Birkelund.

     (iii)  Mr. Durkin beneficially owns a total of 3,129,520 shares or 6.9% of the outstanding shares of Common Stock of the Company consisting of 135,650 shares owned directly and 2,993,870 shares owned by Saratoga Partners, which is an affiliate of Mr. Durkin.

     (iv)  Mr. Oberbeck beneficially owns 3,131,183 shares of Common Stock or 6.9%% of the outstanding shares of Common Stock of the Company consisting of 53,840 shares owned directly and 3,077,343 shares owned by Saratoga Partners, Saratoga Coinvestment and Saratoga Management, all of which entities are affiliates of Mr. Oberbeck.

(c)                      See responses at Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation.

Except as set forth herein or in the Exhibit filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the securities owned by the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP No. 291005 10-6	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct as of October 1, 2012.

Saratoga Partners IV, L.P.
Saratoga Coinvestment IV LLC
Saratoga Management Company LLC
Saratoga Associates IV LLC
John P. Birkelund
Charles P. Durkin, Jr.
Christian L. Oberbeck

Signed on behalf of each of the above

By:  /s/ RICHARD A. PETROCELLI

Richard A. Petrocelli, Attorney-in-Fact

CUSIP No. 291005 10-6	Page 13 of 14 Pages

                                                                                                                                                                                                                               Exhibit 1
                                                                                                                                                                                                                                Table A

Sales by
Saratoga Partners,
Saratoga Management and
Saratoga Coinvestment

Date of Transaction	Sale Price Per Share (1)(2)	Number of Shares Sold by Saratoga Partners	Total Proceeds to Saratoga Partners (3)	Number of Shares Sold by Saratoga Management (4)	Total Proceeds to Saratoga Management (3) (4)	Number of Shares Sold by Saratoga Coinvestment	Total Proceeds to Saratoga Coinvestment (3)
3/29/2011	$25.71	5,903	$151,787	241	$6,197	156	$4,011
3/30/2011	$25.92	8,714	$225,864	356	$9,227	230	$5,962
3/31/2011	$25.43	23,425	$595,576	958	$24,357	617	$15,687
4/1/2011	$25.61	43,829	$1,122,338	1,791	$45,863	1,156	$29,602
4/4/2011	$25.82	65,590	$1,693,796	2,681	$69,234	1,729	$44,650
4/5/2011	$25.77	23,425	$603,583	958	$24,684	617	$15,898
4/6/2011	$25.57	29,459	$753,276	1,204	$30,787	777	$19,868
4/7/2011	$25.42	9,652	$245,362	395	$10,041	254	$6,457
4/8/2011	$25.11	1,321	$33,132	54	$1,356	35	$879
4/12/2011	$24.15	7,683	$185,532	314	$7,583	203	$4,902
4/13/2011	$24.21	46,850	$1,134,343	1,915	$46,366	1,235	$29,902
4/15/2011	$24.49	2,717	$66,529	111	$2,718	72	$1,763
4/20/2011	$24.53	8,995	$220,646	368	$9,027	237	$5,814
4/21/2011	$24.50	2,717	$66,560	111	$2,719	72	$1,764
4/26/2011	$24.74	4,966	$122,833	203	$5,021	131	$3,240
4/27/2011	$24.91	5,997	$149,398	245	$6,103	158	$3,936
4/28/2011	$25.31	6,184	$156,491	253	$6,402	163	$4,125
4/29/2011	$24.58	18,553	$456,080	758	$18,634	489	$12,021
5/2/2011	$24.45	94	$2,298	4	$98	2	$49
9/18/2012	$21.13	8,902	$188,082	364	$7,691	234	$4,944
9/19/2012	$20.97	5,438	$114,012	222	$4,654	144	$3,019
9/20/2012	$20.96	2,339	$49,015	96	$2,012	61	$1,278
9/21/2012	$20.89	4,591	$95,891	188	$3,927	121	$2,527
9/24/2012	$20.72	20,895	$432,849	854	$17,691	551	$11,414
9/25/2012	$21.11	28,110	$593,259	1,149	$24,250	741	$15,639
9/26/2012	$21.14	47,787	$1,010,410	1,953	$41,294	1,260	$26,641
9/27/2012	$21.34	275,500	$5,878,934	11,261	$240,300	7,263	$154,986
9/28/2012	$21.01	152,262	$3,198,770	6,224	$130,756	4,041	$84,327
10/1/2012	$21.15	58,562	$1,238,746	2,394	$50,640	1,544	$32,660

(see footnotes on next page)

CUSIP No. 291005 10-6	Page 14 of 14 Pages

Table B
Sales by
John P. Birkelund,
Charles P. Durkin, Jr. and
Christian L. Oberbeck
(4)

Date of Transaction	Sale Price Per Share (1)(2)	Number of Shares Sold by Mr. Birkelund	Total Proceeds to Mr. Birkelund (3)	Number of Shares Sold by Mr. Durkin	Total Proceeds to Mr. Durkin (3)	Number of Shares Sold by Mr. Oberbeck	Total Proceeds to Mr. Oberbeck (3)
3/29/2011	$25.71	99	$2,545	86	$2,214	14	$370
3/30/2011	$25.92	146	3,781	127	$3,289	21	$550
3/31/2011	$25.43	393	$9,981	341	$8,682	57	$1,451
4/1/2011	$25.61	734	$18,793	638	$16,348	107	$2,731
4/4/2011	$25.82	1,099	$28,370	956	$24,678	160	$4,123
4/5/2011	$25.77	393	$10,115	341	$8,799	57	$1,470
4/6/2011	$25.57	493	$12,616	429	$10,974	72	$1,834
4/7/2011	$25.42	162	$4,115	141	$3,579	24	$598
4/8/2011	$25.11	22	$556	19	$483	3	$81
4/12/2011	$24.15	129	$3,107	112	$2,703	19	$452
4/13/2011	$24.21	785	$19,000	683	$16,527	114	$2,761
4/15/2011	$24.49	45	$1,114	40	$969	7	$162
4/20/2011	$24.53	151	$3,699	131	$3,218	22	$538
4/21/2011	$24.50	45	$1,114	40	$969	7	$162
4/26/2011	$24.74	83	$2,058	72	$1,790	12	$299
4/27/2011	$24.91	100	$2,501	87	$2,176	15	$363
4/28/2011	$25.31	104	$2,624	90	$2,282	15	$381
4/29/2011	$24.58	311	$7,636	270	$6,642	45	$1,110
5/2/2011	$24.45	2	$40	1	$35	0	0
9/18/2012	$21.13	149	$3,151	130	$2,741	22	$458
9/19/2012	$20.97	91	$1,907	79	$1,659	13	$277
9/20/2012	$20.96	39	$824	34	$717	6	$120
9/21/2012	$20.89	77	$1,609	67	$1,400	11	$234
9/24/2012	$20.72	350	$7,249	304	$6,306	51	$1,054
9/25/2012	$21.11	471	$9,937	410	$8,644	68	$1,444
9/26/2012	$21.14	800	$16,921	696	$14,719	116	$2,459
9/27/2012	$21.34	4,614	$98,469	4,014	$85,654	671	$14,311
9/28/2012	$21.01	2,550	$53,580	2,219	$46,607	371	$7,787
10/1/2012	$21.15	981	$20,751	853	$18,050	143	$3,016

(1)	Transaction was effected through a broker in the open market.

(2)	Represents the average weighted sale price, net of brokerage commissions.

(3)	Net of brokerage commissions.

(4)	Sales by Saratoga Management set forth in Table A include sales as agent for Messrs. Birkelund, Durkin and Oberbeck as set forth in Table B.